Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2021

TABLE OF CONTENTS
2021 THIRD QUARTER PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	3
RESULTS OF OPERATIONS	4
Wheeler River Project	6
LIQUIDITY AND CAPITAL RESOURCES	16
OUTLOOK FOR 2021	20
ADDITIONAL INFORMATION	21
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	22

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of November 4, 2021 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2021. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2020. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2021 THIRD QUARTER PERFORMANCE HIGHLIGHTS

■
Successful completion of In-Situ Recovery (‘ISR’) field test activities at Phoenix

The initial results of the 2021 ISR field test program (‘2021 ISR Field Test’) completed at the Phoenix uranium deposit (‘Phoenix’) include (1) the achievement of commercial-scale production flow rates consistent with those assumed in the pre-feasibility study (‘PFS’) prepared for the Wheeler River Project (‘Wheeler River’ or the ‘Project’) in 2018; (2) the demonstration of hydraulic control of injected solution during the ion tracer test; and (3) the establishment of breakthrough times between injection and recovery wells, spaced 5 to 10 metres apart, that are consistent with [the hydrogeological model prepared by Petrotek Corporation (‘Petrotek’) in 2020 demonstrating “proof of concept”. In addition, the Company completed the clean-up phase following the tracer test, demonstrating the ability to remediate the commercial scale well (‘CSW’) test pattern, reducing tracer concentrations to as low as 4% of peak test levels, with eight days of remediation.

■
Advancement of Phoenix to feasibility study (‘FS’) stage and selection of Wood PLC as independent lead author

In September 2021, the Wheeler River Joint Venture (‘WRJV’) approved the initiation of an independent FS for the ISR mining operation proposed for Phoenix. The completion of the FS is a critical step in the progression of the project and is intended to advance de-risking efforts to the point where the Company and the WRJV will be able to make a definitive development decision. The Company also selected leading global consulting and engineering firm Wood PLC (‘Wood’) to lead and author the FS in accordance with Canadian Securities National Instrument 43-101 (‘NI 43-101’).

■
Initiated exploration drilling programs at Wheeler River and Moon Lake South

In early September, Denison’s exploration team initiated diamond drilling exploration programs at Wheeler River, and the Moon Lake South Project (‘Moon Lake South’). Approximately 6,500 m of diamond drilling is planned for Wheeler River, with regional exploration drilling expected to be focused on expanding mineralization encountered in 2020 at K West and M Zone, plus additional exploration drilling at Phoenix Zone A to test the extents of high-grade mineralization encountered in drill hole GWR-045. Moon Lake South is a Denison-operated joint venture with CanAlaska Uranium Ltd., in which Denison holds a 75% interest. Drilling planned for Moon Lake South is expected to consist of 2,400 metres focused on testing geophysical targets.

■
Completed acquisition of 50% of JCU (Canada) Exploration Company, Limited (‘JCU’) for $20,500,000

In August 2021, Denison completed the acquisition of 50% of JCU from UEX Corporation (‘UEX’) for cash consideration of $20,500,000, following UEX’s acquisition of 100% of JCU from Overseas Uranium Resources Development Co., Ltd. (‘OURD’) for $41,000,000. JCU holds a portfolio of 12 uranium project joint venture interests in Canada, including a 10% interest in Wheeler River, a 30.099% interest in the Millennium project (Cameco Corporation 69.901%), a 33.8123% interest in the Kiggavik project (Orano Canada Inc. (‘Orano Canada’) 66.1877%), and a 34.4508% interest in the Christie Lake project (UEX 65.5492%).

■
Completed the sale of shares and warrants in GoviEx Uranium Limited (‘GoviEx’) for proceeds of up to $41,600,000

In October, the Company sold, by private agreement, 32,500,000 common shares of GoviEx, held by Denison for investment purposes, and 32,500,000 common share purchase warrants, entitling the holder of the warrants to acquire one additional common share of GoviEx owned by Denison at an exercise price of $0.80 for a term of up to 18 months. Denison received gross proceeds of $15,600,000 on the sale of the shares and warrants and continues to hold 32,644,000 common shares of GoviEx. If the GoviEx warrants are exercised in full, Denison will receive further gross proceeds of $26,000,000 and will transfer a further 32,500,000 GoviEx common shares to the warrant holders.

■
Recorded significant mark-to-market fair value gains on the Company’s long-term investments in uranium

During the nine months ending September 30, 2021, the Company acquired 2,400,000 pounds of uranium at a weighted average cost of $36.59 (US$29.62) per pound U3O8 to be held as a long-term investment. Due to significant activity in the uranium spot market in the third quarter, the spot price appreciated from US$32.10 per pound U3O8 to

MANAGEMENT’S DISCUSSION & ANALYSIS

US$43.00 per pound U3O8 resulting in mark-to-market gains for the three and nine months ended September 30, 2021 of $36,138,000 and $43,672,000, respectively, on these uranium investments.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing Phoenix as an ISR operation and the Gryphon deposit as a conventional underground mining operation. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement (see RESULTS OF OPERATIONS below for more details), plus a 25.17% interest in the Midwest Main and Midwest A deposits and a 66.90% interest in the Tthe Heldeth Túé (‘THT,’ formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Through its 50% ownership of JCU, Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU 30.099%), the Kiggavik project (JCU 33.8123%) and Christie Lake (JCU 34.4508%). Denison’s exploration portfolio includes further interests in properties covering approximately 280,000 hectares in the Athabasca Basin region.

Denison is also engaged in mine decommissioning and environmental services through its Closed Mines group, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of industry and government clients.

Until July 19, 2021, Denison also served as the manager of UPC. UPC was a publicly traded company listed on the TSX, which invested in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’). In April, 2021, UPC announced that it had entered into an agreement with Sprott Asset Management LP. (‘Sprott’) to convert UPC into the Sprott Physical Uranium Trust. This transaction closed on July 19, 2021, and the management services agreement (‘MSA’) between Denison and UPC was terminated.

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at September 30, 2021	As at December 31, 2020

Financial Position:
Cash and cash equivalents	$50,877	$24,992
Working capital(1)	$70,784	$37,571
Investments in uranium	$131,483	$-
Property, plant and equipment	$255,689	$256,870
Total assets	$509,692	$320,690
Total long-term liabilities(2)	$104,591	$81,565

(1)
At September 30, 2021, the Company’s working capital includes $25,958,000 in portfolio investments and a non-cash $4,656,000 deferred revenue liability (December 31, 2020 – $16,657,000 in portfolio investments, and $3,478,000 of non-cash deferred revenue).
(2)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, share purchase warrant liabilities and deferred income tax liabilities.

MANAGEMENT’S DISCUSSION & ANALYSIS

	2021	2021	2021	2020
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4

Results of Operations:
Total revenues	$9,541	$4,626	$2,496	$4,094
Net earnings (loss)	$32,866	$(2,357)	$(8,884)	$(3,095)
Basic and diluted earnings (loss) per share	$0.04	$(0.00)	$(0.01)	$(0.00)

	2020	2020	2020	2019
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4

Results of Operations:
Total revenues	$2,743	$2,926	$4,660	$3,956
Net loss	$(5,482)	$(1,043)	$(6,663)	$(1,498)
Basic and diluted loss per share	$(0.01)	$(0.00)	$(0.01)	$(0.00)

Significant items causing variations in quarterly results

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The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake mill, as well as changes to the estimated mineral resources of the Cigar Lake mine. Toll milling at McClean Lake was suspended during Q2 and Q3 of 2020 and again during Q1 and the beginning of Q2 of 2021, due to the suspension of mining at the Cigar Lake mine as a result of the COVID-19 pandemic (‘COVID-19’). See RESULTS OF OPERATIONS below for further details.
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Revenues from the Closed Mines group fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
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Operating expenses fluctuate due to the timing of projects at both the MLJV and the Closed Mines group, which vary throughout the year in the normal course of business.
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Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and summer exploration seasons in northern Saskatchewan. As a result of COVID-19, the 2020 summer exploration program was deferred to the fourth quarter of 2020. The 2021 summer exploration program commenced in mid-September due to the timing of the 2021 ISR Field Test.
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Other income and expense fluctuate due to changes in the fair value of the Company’s portfolio investments, share purchase warrants, and uranium investments, all of which are recorded at fair value through profit or loss and are subject to fluctuations in the underlying share / commodity price. The Company’s share purchase warrants and uranium investments are also subject to fluctuations in the US dollar to Canadian dollar exchange rate.
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The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below where applicable.

RESULTS OF OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and its McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada with a 77.5% interest and Denison with a 22.5% interest.

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The APG Arrangement consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment was accounted for as deferred revenue.

MANAGEMENT’S DISCUSSION & ANALYSIS

In response to the COVID-19 pandemic, the CLJV temporarily suspended production at the Cigar Lake mine from the end of March 2020 until September 2020, and then again from the end of December 2020 until April 2021. The MLJV temporarily suspended operations at the mill for the duration of the CLJV shutdowns, allowing for approximately 12 and 18 weeks of operations during the three and nine months ended September 30, 2021, respectively (September 30, 2020 – approximately two and 14 weeks). As noted above, Denison sold the toll milling revenue to be earned from the processing of the Cigar Lake ore pursuant to the APG Arrangement. While the temporary suspension of operations at the McClean Lake mill resulted in a decrease in revenue recognized by Denison, the impact is non-cash and is limited to a reduction in the drawdown of the Company’s deferred revenue balance.

During the three and nine months ended September 30, 2021, the McClean Lake mill processed 4.0 million and 6.5 million pounds U3O8 for the CLJV, respectively (September 30, 2020 – 0.4 and 4.6 million pounds U3O8) and recorded toll milling revenue of $1,037,000 and $1,756,000, respectively (September 30, 2020 – $95,000 and $1,210,000). The increase in toll milling revenue during the three and nine months ended September 30, 2021, as compared to the prior year, is predominantly due to an increase in mill production due in the current periods.

During the three and nine months ended September 30, 2021, the Company also recorded accretion expense of $777,000 and $2,321,000, respectively, on the toll milling deferred revenue balance (September 30, 2020 – $772,000 and $2,309,000). While the annual accretion expense will decrease over the life of the agreement, as the deferred revenue liability decreases over time, accretion expense increased in the current three and nine month periods in 2021 due to the impact of the McClean Lake mill shutdown. With the mill shut down, the deferred revenue balance increased, as accretion expense exceeded the drawdown of deferred revenue.

Closed Mine Services

Mine decommissioning and environmental services are provided through Denison’s Closed Mines group, which has provided long-term care and maintenance for closed mine sites since 1997. With offices in Ontario and Quebec, the Closed Mines group manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to various customers.

Revenue from Closed Mines services during the three and nine months ended September 30, 2021 was $2,633,000 and $6,943,000 (September 30, 2020 - $2,065,000 and $6,197,000). The increase in revenue in the three and nine months ended September 30, 2021, as compared to the prior period, was due to an increase in activity at certain care and maintenance sites, slightly offset by a decrease in revenue related to one customer contract that was not renewed for 2021.

Management Services Agreement with UPC

As discussed in ABOUT DENISON above, up until July 19, 2021, Denison provided general administrative and management services to UPC, and the Management fees and commissions earned by Denison provided a source of cash flow to partly offset corporate administrative expenditures incurred by the Company.

During the three and nine months ended September 30, 2021, revenue from the Company’s management contract with UPC was $5,871,000 and $7,964,000 (September 2020 - $583,000 and $2,070,000). The increase in revenues during the three months ended September 30, 2021, was predominantly due to $5,848,000 in termination fee revenue earned upon the termination of the MSA between Denison and UPC, offset by a decrease in NAV-based management fees and commission-based fees due to the termination of the MSA on July 19, 2021. The increase in revenues during the nine months ended September 30, 2021, was due to the contract termination fee noted above as well as an increase in commission based fees, offset by a decrease in NAV-based fees due to contract termination. Denison earned a 1% commission on the gross value of UPC’s uranium purchases and sales. The increase in commission-based fees in the nine months ended September 30, 2021, as compared to the prior year, was due to an increase in uranium transactions completed for UPC during second quarter of 2021.

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, as well as, when applicable, cost of sales related to the sale of uranium.

Operating expenses in the three and nine months ended September 30, 2021 were $2,025,000 and $3,673,000, respectively (September 30, 2020 – $585,000 and $2,579,000), including depreciation expense relating to the McClean Lake mill of $678,000 and $1,107,000 (September 30, 2020 - $62,000 and $798,000), as a result of processing approximately 4.0 million and 6.5 million pounds U3O8, respectively, for the CLJV (September 30, 2020 – 0.4 and 4.6 million pounds).

MANAGEMENT’S DISCUSSION & ANALYSIS

In the three and nine months ended September 30, 2021, operating expenses also included development and other operating costs related to the MLJV of $1,347,000 and $2,566,000 (September 30, 2020 – $523,000 and $1,781,000). The development and other operating costs for the three and nine months ended September 30, 2021, predominantly related to the advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, including a test mining program of the SABRE technology at McClean North, as part of a multi-year test mining program operated by Orano Canada within the MLJV.

The SABRE field test ran safely from May to September 2021 with four cavities mined and the recovery of approximately 1,500 tonnes of high-value ore ranging in grade from 4% to 11% U3O8. The program was concluded successfully with no safety, environmental or radiological incidents. Importantly, key operating objectives associated with the test program – including targets for cavity diameter, rates of recovery, and mine production rates – were all achieved during the field test.

The majority of the ore recovered from the test mining program ore has now been transferred to the McClean Lake mill and is expected to be processed for the MLJV by the end of the year.

This test represents the achievement of an important milestone for the SABRE technology. Based on the success of the 2021 program, Orano Canada and Denison plan to evaluate the potential use of this innovative method for future mining operations at their jointly owned McClean Lake and Midwest properties.

Closed Mines Services

Operating expenses during the three and nine months ended September 30, 2021 totaled $2,294,000 and $6,225,000 respectively (September 30, 2020 - $1,770,000 and $5,144,000). The expenses relate primarily to care and maintenance services provided to clients, and include labour and other costs. The increase in operating expenses in the current periods, as compared to the prior year, is predominantly due to an increase in activity at certain care and maintenance sites.

MINERAL PROPERTY EVALUATION

During the three and nine months ended September 30, 2021, Denison’s share of evaluation expenditures was $3,839,000 and $12,981,000 (September 30, 2020 - $790,000 and $2,647,000). The increase in evaluation expenditures, compared to the prior period, was due to an increase in Wheeler River evaluation activities, including the 2021 ISR Field Test. The following table summarizes the evaluation activities completed during the nine months ended September 30, 2021.

PROJECT EVALUATION ACTIVITIES
Property	Denison’s ownership(1)	Evaluation drilling	Other activities
Wheeler River	95%	2,092 metres (5 large diameter CSWs(2)) 4,392 metres (10 small diameter MWs(3))	ISR field testing, engineering, metallurgical testing, environmental and sustainability activities
		6,484 m (15 holes)
Notes:
(1) The Company’s effective ownership interest as at September 30, 2021, including the indirect 5% ownership interest that Denison acquired on August 3, 2021 with its acquisition of 50% of JCU. See SIGNIFICANT ACCOUNTING POLICIES below for further details regarding the accounting treatment for Denison’s investment in JCU.
(2) CSW drilling relates to the drilling and installation of new CSWs from surface for the purposes of ISR field testing at Phoenix. Figures include total evaluation meters drilled and total number of holes completed.
(3)  Small diameter evaluation drilling includes HQ/PQ sized diamond drilling either as the widening (reaming) of existing exploration drill holes, or the drilling of new holes, for the purposes of installing monitoring wells (‘MW’) for ISR field testing at Phoenix. Figures include total evaluation metres drilled and total number of holes completed.

Wheeler River Project

A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation.

Further details regarding Wheeler River, including the PFS and estimated mineral reserves and resources, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of the PFS Technical Report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

Given the social, financial and market disruptions from the COVID-19 pandemic experienced in early 2020, Denison suspended certain activities at Wheeler River, including the Environmental Assessment (‘EA’) program, which is on the critical path to achieving the project development schedule outlined in the PFS. While the EA process was formally resumed in 2021, the Company is not currently able to estimate the impact of the delay to the project development schedule outlined in the PFS, and users are cautioned that the estimates provided therein regarding the start of pre-production activities in 2021 and first production in 2024 should not be relied upon.

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Engineering Activities

2021 ISR Field Test

The 2021 ISR Field Test represents the most significant engineering related activity for the project in 2021. The program was designed to further increase confidence and reduce risk in the application of the ISR mining method at Phoenix – with the detailed results providing the necessary datasets for the permitting and preparation of a planned lixiviant test in 2022, which is expected to support the completion of the recently announced FS for the Project.

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Test Pattern Installation

A test pattern consisting of five CSWs, and 10 additional small diameter MWs (together described as the ‘Test Pattern’), was successfully installed within the Phase 1 area of the Phoenix deposit (see the map below for the placement of the CSWs and MWs) during the summer months (see press release dated July 29, 2021).

MANAGEMENT’S DISCUSSION & ANALYSIS

Three methods of permeability enhancement were successfully evaluated on the five CSWs, with post permeability enhancement testing resulting in observed improvement in hydraulic responses and inter-well connectivity within the Test Pattern. These results exhibit and confirm the ability to engineer additional access to the natural permeability within the deposit. Permeability enhancement methods included the use of the MaxPERF drilling tool as well as wireline-conveyed tools designed to perforate and stimulate well production using a controlled propellant. The wireline tools can effectively “clean out” restricted pathways within the well screen, well bore, and the geological formation and provide increased flow rates in the wells by intersecting and connecting to the naturally occurring fractures within the ore zone.

Twenty single-well injection tests were completed on the Test Pattern to evaluate natural permeability and the efficacy of permeability enhancement methods deployed in the CSWs. Nine single-well pump tests were completed amongst the five CSWs and four of the MWs to evaluate permeability, sustainable pumping rates, hydraulic connectivity, and baseline groundwater conditions. Importantly, testing showed good hydraulic connection between the CSWs in the ore zone horizon and no significant responses in any of the MWs in overlying or underlying horizons (See the figure below). One step-rate injection test was conducted on the center CSW GWR-040 to evaluate hydraulic connectivity, maximum injection rates and injection pressures.

MANAGEMENT’S DISCUSSION & ANALYSIS

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Full-Scale Well Pattern Pump and Injection Test

A full-scale well pattern injection and pumping test was conducted to determine hydraulic connectivity for the Test Pattern as a whole, and to evaluate potential production rates for the pattern. The test was run as a modified 4-spot pattern as there was an unanticipated failure of the submersible pump in GWR-042. During the test, injection rates were matched to pumping extraction rates for balanced flow in the Test Pattern. Pumped groundwater from each of the outer wells (GWR-038, GWR-039, and GWR-041) was recycled for injection in the center well (GWR-040) to create a closed system. Production rates for the Test Pattern achieved a sustainable rate of 45.3 litres per minute (‘L/min’) injection in GWR-040 with minimal pressure on surface (less than 180 psi) balanced with 15.1 L/min extraction at each GWR-038, GWR-039 and GWR-041. This test fundamentally achieved the 50 L/min flow rate assumed in the PFS for an operating well pattern. Hydraulic control of the Test Pattern was confirmed by no significant hydrologic responses observed in any of the overlying or underlying MWs.

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Ion Tracer Test

Following the full-scale injection and pumping test, an ion tracer test was completed using the 4 functional CSWs in the Test Pattern. Flow rates were run at the same levels as the full-scale well pattern test with 45.3 L/min injection at the center well and a balanced extraction flow of 15.1 L/min at each of the three outer wells. The ion tracer, consisting of a 15% concentration of potassium chloride (‘KCl’) by weight, was injected as an initial slug into the Test Pattern at GWR-040, followed by a chase phase involving the recirculation of water extracted from the three outer wells (closed system). The chase phase continued until peak concentrations of the ion tracer, measured in total dissolved solids (‘TDS’), were observed at the three extraction wells (GWR-038, GWR-039 and GWR-041), followed by a decline in TDS prior to commencement of a remediation test.

Breakthrough of the ion tracer, as observed by an increase in the TDS occurred at the three extraction wells within 9 hours (GWR-039), 12 hours (GWR-041), and 14 hours (GWR-038).

These breakthrough times observed during the field test are consistent with previous hydrogeological modelling conducted by Petrotek (see press release dated June 4, 2020).

MANAGEMENT’S DISCUSSION & ANALYSIS

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Remediation Test

After completion of the ion tracer test, a “clean-up” remediation test was conducted to simulate the ability to remove injected fluid from the test pattern. For this test, injection was halted at the center well (GWR-040) and the three extraction wells were pumped to remove the remaining injected ion tracer. Tracer concentrations measured during the eight-day clean-up simulation, as observed by field TDS measurements, declined to as low as 13% of the peak TDS value in GWR-038, 11% of the peak TDS value in GWR-041, and 4% of the peak TDS value in GWR-039.

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Hydrogeological Monitoring

Monitoring during the ion tracer test and subsequent cleanup test included: 376 field measurements of TDS from the CSW extraction wells to identify tracer concentrations; logging of water levels in each of the CSWs along with all of the surrounding MWs at five minute intervals; logging of TDS values at 5 minute intervals in the three overlying MWs to confirm the absence of any tracer concentrations in the overlying horizons; and daily groundwater sampling to send for lab analysis to confirm TDS values measured in the field and the exact concentration of the KCl tracer.

The ability to maintain hydraulic control was established by sampling the three overlying MWs for TDS values before and after the ion tracer test. No elevated values in TDS were observed during the test, thus confirming there was no migration of the tracer to overlying horizons.

Data collected as part of the 2021 field program will be utilized to update the hydrogeological model for Phoenix, and to provide the necessary datasets for the permitting and preparation of a lixiviant test planned for the Test Pattern in 2022.

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Ongoing Permeameter Analysis

In addition to the hydrogeological tests described above, over 1,000 drill core samples were collected from historic holes, re-logged for hydrogeologic characteristics, and analyzed for permeability utilizing the permeameter on-site. Samples were selected to ensure the database of on-core permeability results included representative samples from all of the planned mining phases at Phoenix.

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COVID-19

The Company is committed to ensuring that the Wheeler River site is a safe operating environment for its staff and contractors and that the Company's field activities do not compromise the health and safety of the residents of northern Saskatchewan. In 2020, the Company's Occupational Health and Safety Committee in Saskatoon developed a comprehensive guide for the safe resumption of work at Wheeler River.  The protocols consider the unique health and safety risks associated with operating a remote work camp amidst the ongoing COVID-19 pandemic. Public health guidelines and best practices (including testing) have been incorporated into the Company's protocols.

The 2021 ISR Field Test was completed over an eight-month period and involved the on-site support of over 100 different staff and contractors. COVID-19 rapid testing was completed regularly at site with no positive cases reported during the entire program. These results helped to ensure the extensive scope of the 2021 ISR Field Test was able to be completed on schedule and demonstrates the effectiveness of the Company’s COVID-19 protocols, as well as the Company’s focus on ensuring the safety of its employees and communities.

For further information regarding the 2021 field program results, see the press release dated October 28, 2021.

Metallurgical Testing

Metallurgical test work continued in the third quarter of 2021 with multiple tests carried out at the SRC Laboratories in Saskatoon (‘SRC’).

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Core Leach Tests:

The core leach tests are specialized leach tests involving the testing of intact mineralized core samples, representative of the in-situ conditions at Phoenix, designed to evaluate uranium recovery specifically for the ISR mining method.

During the nine months ending September 30, 2021, five core leach samples were tested at SRC.

MANAGEMENT’S DISCUSSION & ANALYSIS

Four cores representing the high grade/low clay characteristics of the majority of the mineralization in the Phase 1 mining area have been tested to date with results showing steady-state and average uranium bearing solution (‘UBS’) head grades significantly above the 10g/L level used in the PFS. Given this result, the Company decided to adapt its plans for the remaining metallurgical test work, including the bench-scale tests of the unit operations for the processing plant, to reflect an assumed UBS head-grade recovered from the wellfield of 15g/L.

In addition to the high-grade/low clay characteristics of Phase 1, the Phoenix ISR operation is also expected to encounter comparatively rare and isolated areas with lower uranium grades and high clay content. These areas may result in a limited number of zones of reduced permeability. In order to understand the ISR leach dynamics in these areas, test work was also initiated on a sample representing high clay characteristics (above 25% clay). Results obtained from these tests confirm that high clay content can impact the natural permeability of the ore body and lead to lower UBS head-grades. Importantly, these tests also confirmed that permeability enhancement techniques have the potential to normalize these areas and significantly improve UBS head-grade concentrations to levels that align with core leach tests carried out using samples with higher grades and lower clay content.

In the third quarter, a further high grade/low clay core underwent reclamation test work to define the preliminary reclamation procedures for Phoenix.

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Column Leach Tests:

The column leach test program was completed in the second quarter of 2021. The primary purpose of the column leach tests was to recover sufficient volumes of UBS to facilitate bench-scale tests of the unit operations outlined in the flowsheet for the Phoenix processing plant. Over 900 litres of UBS was produced from 64 Kilograms (‘kg’) of Phoenix core samples. Combined results from the four column leach tests were highly positive, with calculated UBS head-grade from the four columns averaging 19g/L, which further supports the decision to increase the overall UBS head-grade assumption for Phoenix.

While not the primary purpose of the column leach tests, average reagent addition rates from the column leach tests (1.3 kg acid / kg U3O8 and 1.2 kg oxidant / kg U3O8) have also provided useful information that is supportive of the values published in the PFS.

●
Bench Scale Tests:

Some of the 900 litres of UBS generated during the columns leach tests has been utilized for several batch tests intended to confirm the anticipated primary unit processes for the Phoenix operation, including: iron/radium precipitation, uranium precipitation and water treatment.

The iron and radium precipitation process was tested with 20 different conditions using 2 litre UBS batches for each test to define optimal precipitation parameters. Using the optimized parameters defined during the iron and radium precipitation tests, four 5 litre batches of UBS were tested to confirm uranium precipitation parameters.

Testing efforts continue and are currently focused on water treatment optimization and characterization of the water effluent quality and associated waste streams. Once completed, a high UBS volume will be processed with optimized test conditions for the three unit processes to obtain confirmation of the plant flow sheet, compile mass balance and initiate process equipment selection.

Feasibility Study

In September 2021, Denison announced the decision of the WRJV to advance the ISR mining operation proposed for Phoenix to the FS stage and the selection of Wood as independent Lead Author.

The completion of the FS is a critical step in the progression of the Project and is intended to advance de-risking efforts to the point where the Company and the WRJV will be able to make a definitive development decision.  Key objectives of the Study are expected to include:

●
Environmental Stewardship:

Extensive planning and technical work undertaken as part of the ongoing EA, including applicable feedback from consultation efforts with various interested parties, is expected to be incorporated into the FS project designs to support our aspiration of achieving a superior standard of environmental stewardship that meets and exceeds the anticipated environmental expectations of regulators and aligns with the interests of local Indigenous communities;

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Updated Estimate of Mineral Resources:

Mineral resources for Phoenix were last estimated in 2018. Since then, additional drilling has been completed in and around the Phoenix deposit as part of various ISR field tests, including drill hole GWR-045 (22.0% eU3O8 over 8.6 metres, see news release dated July 29, 2021), and exploration drilling. The updated mineral resource estimate will form the basis for mine planning in the FS;

●
Mine Design Optimization:

FS mine design is expected to reflect the decision to adopt a freeze wall configuration for containment of the ISR well field (see news release dated December 1, 2020), as well as the results from multiple field test programs and extensive hydrogeological modelling exercises, which have provided various opportunities to optimize other elements of the Project – including well pattern designs, permeability enhancement strategies, and both construction and production schedules;

●
Processing Plant Optimization:

FS process plant design is expected to reflect the decision to increase the ISR mining uranium head-grade to 15 g/L (see news release dated August 4, 2021), as well as the results from extensive metallurgical laboratory studies designed to optimize the mineral processing aspects of the Project; and

●
Class 3 Capital Cost Estimate:

The FS is also intended to provide the level of engineering design necessary to support a Class 3 capital cost estimate (AACE international standard with an accuracy of -15% /+25%), which is expected to provide a basis to confirm the economic potential of the Project highlighted in the PFS completed in 2018 (see news release dated September 24, 2018).

Environmental and Sustainability Activities

EA Activities

Technical studies related to the EA continued in the third quarter of 2021. Denison’s technical team remained focused on the hydrogeological modelling that will inform the after-mining remediation objectives for the Project. In addition, the Company’s consultants completed assessments on air quality, the terrestrial environment, hydrology and worker health and safety.

In addition to the technical studies, significant efforts were focused on engagement with interested parties in accordance with the requirements and guidelines associated with a Federal and Provincial EA. Land use studies are underway with English River First Nation (‘ERFN’) and Ya’thi Néné Lands and Resources Office (‘YNLRO’). The results of these studies are expected to be incorporated in the draft Environmental Impact Statement planned for submission in 2022.

Community Engagement Activities

At the end of the first quarter of 2021, Denison executed two agreements with the ERFN: a Participation and Funding Agreement, which outlines a framework and funding agreement to facilitate the ERFN’s participation and engagement in the Wheeler EA process, and an Exploration Agreement, whereby the ERFN consents to the Company’s exploration and evaluation activities, provided Denison meets the commitments made therein. In the Exploration Agreement, Denison has committed to providing support for ERFN's interests in relation to community development and benefits, environmental protection and monitoring, as well as a sustainable and predictable consultation and engagement process.

During the second quarter, a Letter Agreement was completed between Denison and the YNLRO, allowing the parties to undertake engagement activities in the communities in the northernmost portion of the Athabasca Basin region (Black Lake First Nation, Fond du Lac First Nation, Hatchet Lake First Nation, Camsell Portage, Uranium City, Stony Rapids and Wollaston Lake).

In addition, during the third quarter, a Letter Agreement was completed between Denison and the YNLRO regarding the YNLRO’s potential participation in the EA process as a subject matter expert related to any applicable land and water use activities near Wheeler River.

MANAGEMENT’S DISCUSSION & ANALYSIS

MINERAL PROPERTY EXPLORATION

During the three and nine months ended September 30, 2021, Denison’s share of exploration expenditures was $842,000 and $2,718,000 (September 30, 2020 – $954,000 and $3,133,000). The decrease in exploration expenditures in the three and nine months ended September 30, 2021, compared to the prior year was due to a decrease in winter exploration activities from the first and second quarter.

Exploration spending in the Athabasca Basin is generally seasonal in nature, reflecting increased field activity during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

The following table summarize the exploration activities completed during the nine months ended September 30, 2021. The exploration drilling at Wheeler River and Moon Lake South relates to the commencement of the 2021 drilling programs during the third quarter, whereas the winter drilling programs at three Company’s non-operated properties were completed during the first quarter of 2021.

EXPLORATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)(1)	Other activities
Ford Lake	100.00%	-	Geophysical Survey
McClean Lake	22.50%	4,101.0 (15 holes)	-
Midwest	25.17%	2,669.0 (8 holes)	Geophysical Survey
Moon Lake South	75.00%	1,618.0 (3 holes)	-
Waterfound	12.32%(2)	-	Geophysical Survey
Wheeler River	95%(3)	1,231.0 (3 holes)	-
Wolly	21.89%(4)	2,118.5 (11 holes)	-

Total		11,737.5 (40 holes)

(1)
The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
(2)
Represents Denison’s ownership position at December 31, 2020. Denison has elected not to funds its 12.32% share of the 2021 exploration program implemented by the operator, Orano Canada. Accordingly, Denison’s ownership share will decrease.
(3)
The Company’s effective ownership interest as at September 30, 2021, including the indirect 5% ownership Denison acquired on August 3, 2021, with its acquisition of 50% of JCU. See SIGNIFICANT ACCOUNTING POLICIES below for further details regarding the accounting for Denison’s investment in JCU.
(4)
Represents Denison’s ownership position at December 31, 2020. Denison has elected not to funds its 21.89% share of the 2021 exploration program implemented by the operator, Orano Canada. Accordingly, Denison’s ownership share will decrease.

The Company’s land position in the Athabasca Basin, as of September 30, 2021, is illustrated in the figure below. The size of the Company’s Athabasca land package did not change during the third quarter of 2021, remaining at 280,107 hectares (207 claims). The land position reported by the Company excludes the land positions held by JCU.

MANAGEMENT’S DISCUSSION & ANALYSIS

Wheeler River Exploration

Denison’s share of exploration costs at Wheeler River was $553,000 and $999,000 during the three and nine months ended September 30, 2021, respectively (September 30, 2020 – $801,000 and $1,195,000), which includes a portion of camp support and stand-by costs.

Wheeler River exploration work during 2021 includes desktop analysis and interpretation of the results of the 2020 exploration program and the detailed planning for the 2021 exploration drilling program, as well as initial drilling activities, which commenced in early September.

During the third quarter, a total of 1,231.0 metres of diamond drilling was completed in three holes at K West. Results to date have returned indicative structure, alteration, and elevated radioactivity in all three completed holes. Assay results are pending.

An additional 10 holes totalling approximately 5,270 metres is planned to be completed at Wheeler River in the fourth quarter, including follow-up drilling at Phoenix to follow up on the recent intersection of a thick interval of high-grade unconformity-associated uranium mineralization outside of the boundary of the Phoenix Zone A high-grade resource domain in GWR-045, which returned 22.0% eU3O8 over 8.6 metres (see Denison press release dated July 29, 2021).

Exploration Pipeline Properties

Ford Lake

The final data sets for the 2021 Ford Lake SML-EM survey were received during the second quarter and Denison’s exploration team is currently analyzing the data to develop a conductivity model for the survey area, and to identify targets for future drilling programs.

MANAGEMENT’S DISCUSSION & ANALYSIS

Moon Lake South

The 2021 Moon Lake South exploration drilling program was initiated in early September 2021. The program is designed to evaluate the CR-3 conductive corridor by drill testing conductive anomalies identified from the 2020 SML EM survey coincident with resistivity anomalies identified during the 2017 resistivity survey. As of September 30, 2021, three drill holes were completed for a total of 1,618 m drilled out of a total plan of 4 holes totalling approximately 2,400 metres. Anomalous radioactivity was observed in two of the three completed holes, along with graphitic semi brittle faults interpreted to represent the conductive response outlined in the 2020 SML EM survey. Assay results for the 2021 program are pending.

GENERAL AND ADMINISTRATIVE EXPENSES

During the three and nine months ended September 30, 2021, total general and administrative expenses were $2,089,000 and $7,076,000, respectively (September 30, 2020 - $2,110,000 and $5,719,000). These costs are principally comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the nine months ended September 30, 2021 was predominantly due to an increase in employee costs, as well as an increase in compliance costs driven by an increase in retail investor ownership in Denison shares and the costs related to their participation in Denison’s annual general meeting, offset by a decrease in legal costs. In the three and nine months ended September 30, 2020, the Company incurred legal cost related to arbitration proceedings with a third party, which did not recur in the current year.

The increase in employee costs in the nine months ended September 30, 2021, is due to an increase in non-cash stock-based compensation expense driven by the impact of the Company’s increased share price and share price volatility on the valuation of stock-based compensation awarded in late March 2021 as well as an increase in bonus expense. In order to preserve cash in early 2020, the Company settled 2019 bonuses for the executive team and the majority of staff with a grant of restricted share units (‘RSUs’). The cost of RSUs is expensed over the three-year vesting period of the units, whereas cash bonuses, by comparison, are fully expensed at the time of approval. During 2021, the 2020 bonuses awarded to staff and executives were paid in cash resulting in a change in the timing of the recognition of the expense.

OTHER INCOME AND EXPENSES

During the three and nine months ended September 30, 2021, the Company recognized gains of $34,999,000 and $39,306,000 in other income/expense, respectively (September 30, 2020 – losses of $1,318,000 and $2,347,000).

The main drivers of other income/expense are as follows:

Fair value gains or losses on uranium investments

The majority of the proceeds from the Company’s March 2021 unit offering (see below for further details) were used to fund the purchase of 2,500,000 pounds of U3O8 to be held as a long-term investment to strengthen the Company’s balance sheet and potentially enhance its ability to access future project financing in support of the future advancement and/or construction of Wheeler River. Given that this material is held for long-term capital appreciation, the Company’s position in physical uranium holdings have been accounted for by analogy to IAS 40 investment property and are measured at fair value with changes in fair value between reporting dates recorded through profit and loss. During the nine months ended September 30, 2021, the Company completed the purchase of 2,400,000 pounds U3O8 at a weighted average cost of $36.59 (US$29.62) per pound U3O8 (including purchase commissions of $0.05 (US$0.04) per pound U3O8). As at September 30, 2021, the spot price of U3O8 was $54.78 (US$43.00) per pound U3O8, resulting in mark-to-market gains for the three and nine months ended September 30, 2021, of $36,138,000 and $43,672,000, respectively on these uranium investments (September 30, 2020 - $nil and $nil). A further 100,000 pounds of U3O8 was acquired in October 2021 at a cost of $38.63 (US$30.70) per pound U3O8.

Fair value gains or losses on share purchase warrants

In February and March 2021, Denison completed two equity offerings involving the issuance of units, which were comprised of one common share and one half of a common share purchase warrant. Each full warrant entitles the holder to acquire one common share of the Company at a pre-determined exercise price for 24 months after issuance. The exercise prices for the share purchase warrants are denominated in US dollars, which differs from Company’s Canadian dollar functional currency, and therefore the warrants are classified as a non-cash derivative liability, rather than equity, on the Company’s statement of financial position.

MANAGEMENT’S DISCUSSION & ANALYSIS

At the date of issuance of the units, the gross proceeds of each offering were allocated between the common shares and the common share purchase warrants issued using the relative fair value basis approach, and the amount related to the warrants was recorded as a non-current derivative liability. At each period end until the common share purchase warrants are exercised or expire, the warrants are revalued, with the revaluation gains or losses recorded in other income and expense.

During the three and nine months ended September 30, 2021, the Company recorded fair value losses of $5,735,000 and $11,567,000, respectively (September 30, 2020 - $nil and $nil). Fair value gains and losses on the share purchase warrants are predominantly driven by the Company’s share price at period end, changes in the volatility of the Company’s share price, and the US dollar to Canadian dollar exchange rate.

Fair value gains or losses on portfolio investments

During the three and nine months ended September 30, 2021, the Company recognized gains on portfolio investments carried at fair value of $4,334,000 and $9,476,000 (September 30, 2020 – losses of $1,133,000 and $2,094,000). Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at the end of the quarter.

Foreign exchange gains or losses

During the three and nine months ended September 30, 2021, the Company recognized an FX gain of $398,000 and a loss of $1,219,000, respectively (September 30, 2020 – FX losses of $81,000 and $159,000). The FX gain in the three months ended September 30, 2021 is predominantly due the impact of the increase in the US dollar to Canadian dollar exchange rate on US dollar cash balances and US dollar payables. The increase in FX loss in the nine months ended September 30, 2021, is predominantly driven by the impact of the decrease in the US dollar to Canadian dollar exchange rate during the second quarter on US dollar cash balances and US dollar payables.

EQUITY SHARE OF INCOME FROM JOINT VENTURES

On August 3, 2021, Denison completed the acquisition of 50% of JCU from UEX for cash consideration of $20,500,000 plus transaction costs of $1,355,000. Denison’s acquisition of its 50% interest in JCU occurred immediately following UEX’s acquisition of all of the outstanding shares of JCU from OURD for cash consideration of $41,000,000.

Pursuant to Denison's agreement with UEX, Denison provided UEX with an interest-free 90-day term loan of $40,950,000 million (the ’Term Loan‘) to facilitate UEX's purchase of JCU from OURD. On the transfer of 50% of the shares in JCU from UEX to Denison, $20,500,000 of the amount drawn under the Term Loan was deemed repaid by UEX. UEX repaid the remainder of the Term Loan in September 2021.

JCU is a private company that holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in Denison’s 90% owned Wheeler River project, a 30.099% interest in the Millennium project (Cameco Corporation 69.901%), a 33.8123% interest in the Kiggavik project (Orano Canada Inc. 66.1877%), and a 34.4508% interest in the Christie Lake Project (UEX 65.5492%). At September 30, 2021, Denison holds a 50% interest in JCU and shares joint control. Accordingly, this joint venture is accounted for using the equity method.

During the three and nine months ended September 30, 2021, the Company recorded its equity share of loss from JCU, of $84,000 and $84,000, respectively (September 30, 2020, $nil and $nil). The Company records its share of income or loss from joint ventures a month in arrears, based on the most available financial information, adjusted for any subsequent material transactions that have occurred.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $50,877,000 at September 30, 2021 (December 31, 2020 – $24,992,000).

The increase in cash and cash equivalents of $25,885,000 was predominantly due to net cash provided by financing activities of $151,688,000, offset by net cash used in operations of $14,841,000, and net cash used in investing activities of $110,429,000.

Net cash used in operating activities of $14,841,000 was predominantly due to the net loss for the period, adjusted for non-cash items and changes in working capital items.

MANAGEMENT’S DISCUSSION & ANALYSIS

Net cash used in investing activities of $110,429,000 consists primarily of expenditures to fund the purchase of uranium investments, the acquisition of 50% of JCU, the acquisition of property, plant and equipment, as well as an increase in restricted cash related to the Company’s funding the Elliot Lake reclamation trust fund.

Net cash provided by financing activities of $151,688,000 was due to the net proceeds from the Company’s 2020 at-the-market (‘ATM’) equity offering program, February 2021 unit offering, March flow-through share offering, March 2021 unit offering, as well as stock option exercises. See below for further details regarding these transactions.

On June 2, 2020, the Company filed a short form base shelf prospectus (‘2020 Base Shelf Prospectus’) with the securities regulatory authorities in each of the provinces and territories in Canada and in the United States. Under the 2020 Base Shelf Prospectus, the Company was allowed to issue securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2020 Base Shelf Prospectus, for an aggregate offering amount of up to $175,000,000 during the 25-month period beginning on June 2, 2020.

In November 2020, Denison entered into an equity distribution agreement providing for an ATM equity offering program, qualified by a prospectus supplement to the 2020 Base Shelf Prospectus (‘2020 ATM Program). The 2020 ATM Program was to allow Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to USD$20,000,000. In January and February 2021, Denison issued 4,230,186 common shares under the 2020 ATM program, at an average price of $0.93 per share, for aggregate gross proceeds of $3,914,000, and incurred issue expenses of $466,000, including commissions of $78,000. The 2020 ATM program was terminated in connection with the March 2021 unit offering (described below).

In February 2021, Denison issued 31,593,950 units, pursuant to a public offering of units qualified by a prospectus supplement to the 2020 Base Shelf Prospectus. The units were issued at a price of US$0.91 for gross proceeds of $36,265,000 (US$28,750,000) and consisted of one common share and one-half warrant. Each full warrant entitles the holder to acquire one common share of the Company at an exercise price of US$2.00 over a 24 month period.

In March 2021, Denison issued 78,430,000 units of the Company pursuant to a public offering of units qualified by a prospectus supplement to the 2020 Base Shelf Prospectus. The units were issued at a price of US$1.10 for gross proceeds of $107,949,000 (US$86,273,000) and consisted of one common share and one half warrant. Each full warrant entitles the holder to acquire one common share of the Company at an exercise price of US$2.25 over a 24 month period. In connection with this offering, the Company neared the aggregate offering amount qualified by the 2020 Base Shelf Prospectus, as a result of which it terminated the 2020 ATM Program.

In March 2021, Denison issued 5,926,000 common shares on a flow-through basis at a price of $1.35 for gross proceeds of $8,000,000.

Also during the nine months ended September 30, 2021, the Company received share issue proceeds of $5,349,000 related to the issuance of 7,280,548 shares upon the exercise of employee stock options.

On September 16, 2021, the Company filed a short form base shelf prospectus (‘2021 Base Shelf Prospectus’) with the securities regulatory authorities in each of the provinces and territories in Canada and in the United States. Under the 2021 Base Shelf Prospectus, the Company may issue securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2021 Shelf Prospectus, for an aggregate offering amount of up to $250,000,000 during the 25 month period beginning on September 16, 2021. To date, the Company has not issued any securities pursuant to the 2021 Base Shelf Prospectus.

In September 2021, Denison entered into an equity distribution agreement providing for an ATM equity offering program (‘2021 ATM Program’), qualified by a prospectus supplement to the 2021 Base Shelf Prospectus. The 2021 ATM Program will allow Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to USD$50,000,000. To date, the Company has not issued any shares under the 2021 ATM program.

Use of Proceeds

2020 Flow Through Financing

As at September 30, 2021, the Company has fulfilled its obligation to spend $930,000 on eligible Canadian exploration expenditures as a result of the issuance of common shares on a flow-through basis in December 2020.

MANAGEMENT’S DISCUSSION & ANALYSIS

2020 ATM Program Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus dated November 13, 2020 (‘November 2020 Prospectus Supplement’), the net proceeds raised under the 2020 ATM Program were expected to be utilized to fund Wheeler River evaluation and detailed project engineering as well as general, corporate and administrative expenses. During the period from the closing of the financing in November 2020 and September 30, 2021, the Company’s use of proceeds from this offering was in line with that disclosed in the November 2020 Prospectus Supplement. The 2020 ATM Program was terminated prior to raising the maximum net proceeds qualified by the November 2020 Prospectus Supplement, and therefore it is anticipated that the majority of the net proceeds of this financing will be allocated to general, corporate and administrative expenses.

October 2020 Equity Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus dated October 8, 2020 (‘October 2020 Prospectus Supplement’), the net proceeds of the equity financing from October 2020 were expected to be utilized to fund Wheeler River evaluation and EA activities as well as general, corporate and administrative expenses. During the period from the closing of the financing in October 2020 and September 30, 2021, the Company’s use of proceeds from this offering was in line with that disclosed in the October 2020 Prospectus Supplement.

February 2021 Unit Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus dated February 16, 2021 (‘February 2021 Prospectus Supplement’), the net proceeds of the equity financing from February 2021 were expected to be utilized to fund Wheeler River evaluation and detailed project engineering activities as well as general, corporate and administrative expenses. During the period between the close of the financing in February 2021 and September 30, 2021, a portion of the proceeds of this financing were utilized to fund Denison’s acquisition of 50% of JCU.

March 2021 Unit Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus dated March 17, 2021 (‘March 2021 Prospectus Supplement’), the majority of the net proceeds of the equity financing from March 2021 were expected to be utilized to purchase physical uranium as well as general, corporate and administrative expenses, including storage costs for the purchased uranium. During the period between the close of the financing in March 2021 and September 30, 2021, the Company’s use of proceeds has been in line with that disclosed in the March 2021 Prospectus Supplement. As at September 30. 2021, the Company completed the purchase of 2,400,000 pounds of U3O8 at a weighted average price of $36.59 (US$29.62 per pound U3O8) per pound U3O8. In October 2021, the Company completed a final purchase of an additional 100,000 pounds of U3O8 at a weighted average price of $38.63 (US$30.70) per pound U3O8.

2021 Flow Through Financing

As at September 30, 2021, the Company has spent $946,000 towards its obligation to spend $8,000,000 on eligible Canadian exploration expenditures as a result of the issuance of common shares on a flow-through basis in March 2021.

Revolving Term Credit Facility

On January 14, 2021, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2022 (‘2021 Credit Facility’). Under the 2021 Credit Facility, the Company continues to have access to letters of credit of up to $24,000,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the 2021 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $9,000,000 in cash collateral on deposit with BNS to maintain the 2021 Credit Facility.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

UPC was a publicly listed investment holding company which invested substantially all of its assets in U3O8 and UF6. The Company had no ownership interest in UPC but received fees for management services it provided and commissions from the purchase and sale of U3O8 and UF6 by UPC.

MANAGEMENT’S DISCUSSION & ANALYSIS

The MSA between the Company and UPC entitled Denison to receive the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

On July 19, 2021, UPC and Sprott completed a plan of arrangement whereby UPC shareholders became unitholders of the Sprott Physical Uranium Trust, a newly formed entity managed by Sprott (the “UPC Transaction”). In conjunction with the completion of the UPC Transaction, the MSA between Denison and UPC was terminated in accordance with the termination provisions therein and Denison received a termination payment from UPC of $5,848,000.

The following amounts were earned from UPC for the periods ended:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2021	2020	2021	2020

Management Fee Revenue
Base and variable fees	$23	$509	$1,069	$1,523
Termination fee	5,848	-	5,848	-
Commission fees	-	74	697	247
Discretionary fees	-	-	350	300
	$5,871	$583	$7,964	$2,070

At September 30, 2021, accounts receivable includes $nil (December 31, 2020 – $265,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (‘KEPCO’)
As at September 30, 2021, KEPCO, through its subsidiaries including KHNP Canada Energy Ltd., holds 58,284,000 shares of Denison representing a share interest of approximately 7.23% and is also the largest member of the consortium of investors that make up the Korea Waterbury Lake Uranium Limited Partnership (‘KWULP’). The Waterbury Lake property is owned by Denison and KWULP through their respective interests in Waterbury Lake Uranium Corporation (‘WLUC’) and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake Property.

Other

During the nine months ended September 30, 2021, the Company incurred investor relations, administrative service fees and certain pass-through expenses of $164,000 (September 30, 2020 – $191,000) with Namdo Management Services Ltd (‘Namdo’), a company of which a former director of Denison is a shareholder. These services were incurred in the normal course of operating a public company. All services and transactions with Namdo were made on terms equivalent to those that prevail with arm’s length transactions. As at September 30, 2021, Namdo is no longer a related party of Denison and there are no amounts due to Namdo at period end owing to any related party transactions.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following compensation was awarded to key management personnel:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2021	2020	2021	2020

Salaries and short-term employee benefits	$(518)	$(465)	$(2,055)	$(1,420)
Share-based compensation	(526)	(383)	(1,583)	(1,133)
	$(1,044)	$(848)	$(3,638)	$(2,553)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

On October 26, Denison sold, by private agreement, 32,500,000 common shares of GoviEx Uranium Inc. (‘GoviEx’) and 32,500,000 common share purchase warrants, entitling the holder the option to acquire one (1) additional common share of GoviEx owned by Denison at an exercise price of $0.80 for a term of up to 18 months (‘GoviEx Warrants’) for gross proceeds to Denison of $15,600,000. Denison continues to hold 32,644,000 common shares of GoviEx. If the warrants are exercised in full, Denison will receive further gross proceeds of $26,000,000 and will transfer a further 32,500,000 GoviEx common shares to the warrant holders.

OUTSTANDING SHARE DATA

Common Shares

At November 4, 2021, there were 807,362,479 common shares issued and outstanding and a total of 880,262,406 common shares on a fully diluted basis.

Stock Options and Share Units

At November 4, 2021, the Company had 10,588,695 Denison stock options, and 7,329,757 share units outstanding.

Share Purchase Warrants

At November 4, 2021, the Company had outstanding 15,796,475 share purchase warrants with a US$2.00 strike price and a February 2023 expiry, and 39,215,000 share purchase warrants with a US$2.25 strike price and a March 2023 expiry.

OUTLOOK FOR 2021

Refer to the Company’s annual MD&A for the year ended December 31, 2020, and the MD&A for the three and six months ended June 30, 2021 for a detailed discussion of the previously disclosed 2021 budget and outlook.

During the third quarter of 2021, the Company decreased the outlook for evaluation by $1,646,000 due to a net reduction in costs of $746,000 in 2021 and a deferral of $900,000 in costs to the 2022 evaluation budget. The Company increased its outlook for exploration expenditure by $590,000, predominantly due to an increase in costs related to exploration programs at the Company’s Ford Lake and Wheeler River properties. The Company also increased its outlook for corporate administration and other expenses by $248,000. Finally, Denison reduced its outlook for UPC by $70,000 to reflect the actual revenues earned under the UPC MSA, which was terminated in Q3 2021.

MANAGEMENT’S DISCUSSION & ANALYSIS

(in thousands)	PREVIOUS 2021 OUTLOOK(1)	CURRENT 2021 OUTLOOK	Actual to September 30, 2021(3)
Canada Mining Segment
Mineral Sales	3,709	3,709	-
Development & Operations	(4,972)	(4,972)	(3,071)
Exploration	(4,178)	(4,768)	(2,930)
Evaluation	(19,413)	(17,767)	(12,994)
	(24,854)	(23,798)	(18,995)
Closed Mines Segment
Closed Mines Environmental Services	964	964	806
	964	964	806
Corporate and Other Segment
UPC Management Services	8,034	7,964	7,964
Corporate Administration & Other	(6,854)	(7,102)	(5,684)
	1,180	862	2,280
Total(2)	$ (22,710)	$ (21,972)	$ (15,909)
Notes:
1.
Previous Outlook as reported in the Company’s June 30, 2021 MD&A,
2.
Only material operations shown.
3.
The budget is prepared on a cash basis. As a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the six months ended June 30, 2021, actual amounts reported above excludes $101,000 net impact of non-cash items and other adjustments.

ADDITIONAL INFORMATION

SIGNIFICANT ACCOUNTING POLICIES

The Company has not changed its accounting policies from those applied in its audited annual consolidated financial statements for the year ended December 31, 2020, except as noted below.

During the nine months ended September 30, 2021, the Company acquired physical uranium to be held as a long-term investment. As physical uranium is not a financial asset, the provisions of IFRS 9 “Financial Instruments” do not apply to the Company’s investment in uranium. In addition, during the nine months ended September 30, 2021, the Company acquired an interest in a joint venture through its acquisition of 50% of JCU. As a result of these changes, the Company has added the following accounting policies:

(a)
Investments-uranium

Investments in uranium are initially recorded at cost, on the date that control of the uranium passes to the Company. Cost is calculated as the purchase price and any directly attributable expenditure. Subsequent to initial recognition, investments in uranium are measured at fair value at each reporting period end. Fair value is determined based on the most recent month-end spot prices for uranium published by UxC LLC (‘UxC’) and converted to Canadian dollars using the foreign exchange rate at the date of the consolidated statement of financial position. Related fair value gains and losses subsequent to initial recognition are recorded in the consolidated statement of income (loss) as a component of Other Income (Expense) in the period in which they arise.

The Company is presenting its uranium investments at fair value based on the application of IAS 40 “Investment Property” which allows for the use of a fair value model for assets held for long-term capital appreciation.

(b)
Investments-joint venture

A joint venture is an arrangement over which the Company shares joint control, and which provides the Company with rights to the net assets of the arrangement. As at September 30, 2021, Denison holds a 50% interest in JCU, a stand-alone company, and shares joint control. Accordingly, this joint venture is accounted for using the equity method

Under the equity method, investments in joint ventures are initially recorded at cost and adjusted thereafter to record the Company’s share of post-acquisition earnings or loss of the joint venture as if the joint venture had been consolidated.

MANAGEMENT’S DISCUSSION & ANALYSIS

The carrying value of investments in joint ventures is also increased or decreased to reflect the Company’s share of capital transactions, including amounts recognized in other comprehensive income, and for accounting changes that relate to periods subsequent to the date of acquisition.

QUALIFIED PERSON

David Bronkhorst, P.Eng., Denison’s Vice President Operations, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s evaluation programs.

Andy Yackulic, P.Geo., Denison’s Director Exploration, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s exploration programs.

For more information regarding each of Denison’s material projects discussed herein, you are encouraged to refer to the applicable technical reports available on the Company’s website and under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml):

●
For the Wheeler River project, the ‘Prefeasibility Study Report for the Wheeler River Uranium Project Saskatchewan, Canada’ dated October 30, 2018;
●
For the Waterbury Lake project, ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020;
●
For the Midwest project, ‘Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada’ dated March 26, 2018; and
●
For the McClean Lake project, (A) the ‘Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada’ dated November 21, 2005, as revised February 16, 2006, (B) the ‘Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada’ dated March 31, 2006, and (C) the ‘Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan’ dated January 31, 2007.

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades (‘eU3O8’), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council (‘SRC’) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures please see Denison's Annual Information Form dated March 26, 2021 available on the Company’s website and filed under the Company's profile on SEDAR (www.sedar.com) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: Denison’s plans and objectives for 2021 and beyond, including the proposed use of proceeds of recent equity financings;

MANAGEMENT’S DISCUSSION & ANALYSIS

the benefits to be derived from corporate transactions, including commitments to acquire physical uranium, and estimates of related expenditures; the estimates of Denison's mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including Denison’s planned engineering, environmental assessment and other evaluation programs, the results of, and estimates and assumptions within, the PFS, FS, and statements regarding anticipated budgets, fees, expenditures and timelines; expectations regarding Denison’s community engagement activities and related agreements, including the Participation and Funding Agreement and Exploration Agreement with ERFN and the anticipated continuity thereof; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores, including the impacts of COVID-19; expectations regarding revenues and expenditures from its Closed Mines operations; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the PFS, trade-off study, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by COVID-19 and its potentially far-reaching impacts.

Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 26, 2021 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This MD&A may use the terms 'measured', 'indicated' and 'inferred' mineral resources. United States investors are advised that while such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (‘NI 43-101’) and are recognized and required by Canadian regulations, these terms are not defined under Industry Guide 7 under the United States Securities Act and, until recently, have not been permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission (‘SEC’). 'Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.  In addition, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” for the purposes of NI 43-101 differ from the definitions and allowable usage in Industry Guide 7.

Effective February 2019, the SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act and as a result, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. However, information regarding mineral resources or mineral reserves in Denison’s disclosure may not be comparable to similar information made public by United States companies.